2525 Shader Road
   Orlando, FL 32804
   Phone (407) 298-2000 X146
   Fax (407) 578-7731

December 1, 2009

Jeffrey Jaramillo
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:
Reply to your letter dated November 24, 2009 regarding The LGL Group, Inc. “Comments on Form 10-K for the year ended December 31, 2008 and Form 10-Q for the Quarter Ended March 31, 2009.” File No. 001-00106

Dear Mr. Jaramillo:

In response to your letter dated November 24, 2009 regarding comments and questions you have made in relation to our Form 10-Q for the quarter ended March 31, 2009, please find below our responses to your comments:

1.
We note the Company has undertaken a comprehensive “resizing” of its operations. In this regard, please provide us with the applicable disclosures as prescribed by FASB ASC 420-10-50-1 (paragraph 20 of SFAS No. 146) and SAB Topic 5: paragraph 4 or tell us why these disclosures are not required.

The Company put a plan in place to reduce its overhead, engineering and administrative costs for 2009. The plan included the reduction of supervisory and administrative employees; freezing of merit increases; eliminating bonuses; eliminating the Company contribution to the 401K Plan if the Company was unprofitable, and the reduction of audit, legal and SOX fees through process improvements. These reductions did not involve the exiting or disposal of our business activities, and the disclosure requirements under FASB ASC 420-10-50 and SAB Topic 5: paragraph 4 is not required. There were no one time costs, one time termination benefits, or contract termination costs associated with any of the above reductions. In addition, the Company did not incur any restructuring charges.

In future filings, the Company will provide further disclosure of our structured expense reductions to conform to the information disclosed in the previous paragraph.

As requested in your letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at (407) 298-2000 extension 146.

Very truly yours,

/s/ Harold Castle
Harold Castle Chief Financial Officer

cc:  Mark A. Spelker, J.H. Cohn LLP
       Anthony Pustorino, Audit Committee Chair, LGL
       David J. Adler, Olshan Grundman Frome Rosenzweig & Wolosky LLP